                                                                               .
                                                                               .
                                                                               .


CONTACTS:
LORUS THERAPEUTICS INC.                      CANADIAN MEDIA CONTACT:                        US MEDIA CONTACT:

Corporate Communications                     Hugh Mansfield                                 Jennifer Taylor
Grace Tse                                    Mansfield Communications Inc.                  Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                Tel:  (416) 599-0024                           Tel:  (212) 370-5045
Email:   ir@lorusthera.com                   Email:  hugh@mcipr.com                         E-mail:  jennifer@mcipr.com



   LORUS THERAPEUTICS' SCIENTIFIC PUBLICATION EXPANDS THE POTENTIAL ANTICANCER
                          APPLICATIONS OF VIRULIZIN(R)
            - Studies published in peer reviewed scientific journal -

TSE:              LOR
OTC BB:           LORFF

TORONTO, CANADA, APRIL 23, 2003 - Lorus Therapeutics Inc. ('Lorus') has published the results of experimental studies demonstrating the anti-tumor activity of Virulizin as a monotherapy and in combination with standard chemotherapy drugs. These studies, carried out in mouse models bearing human tumors, are unique as they expand the potential application of Virulizin(R) to include breast, ovarian and prostate cancers.

The findings of the study are published in an April issue of Anti-Cancer Drugs (volume 14, issue 4, pages 289 to 294, 2003) in an article entitled, "Preclinical efficacy of Virulizin(R) in human breast, ovarian and prostate tumor models." These results complement previously published data that demonstrated the effectiveness of Virulizin(R) as an anti-tumor agent in human pancreatic cancer and melanoma mouse models in Cancer Chemotherapy and Pharmacology (volume 51,issue 3, pages 247-255, 2003).

The published results will be included in the preclinical portion of regulatory submissions needed to obtain marketing approval for Virulizin(R).


                                     (more)

"These recently published preclinical studies provide information for determining further clinical development and expansion of the indications for Virulizin(R), our lead anticancer immunotherapy drug. Reporting findings in peer reviewed scientific journals further validate the results from our research program, adds to our regulatory dossier and enhances our drug development activities," said Dr. Jim Wright, chief executive officer, Lorus.

Virulizin (R) is currently in a Phase III clinical trial in North America for the treatment of pancreatic cancer, and was awarded orphan drug status and fast-track status from the United States Food and Drug Administration in clinical studies for the treatment of pancreatic cancer. The drug is approved in Mexico for the treatment of melanoma and is commercially available in Mexico through Lorus' marketing partner.


About Lorus
Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


                                     - 30 -